UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2014

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission file number	1-7898

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Lowe's 401(k) Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, NC 28117

LOWE’S 401(k) PLAN
- TABLE OF CONTENTS -

NOTE:
All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of and Participants in
Lowe’s 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Lowe’s 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules listed in the Table of Contents have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
June 26, 2015

Lowe's 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2014	December 31, 2013
Assets
Cash	$1,026,920	$2,330,009
Participant-directed investments at fair value	5,377,636,442	4,494,250,180
Receivables:
Due from broker for securities sold	2,532,289	2,508,358
Total receivables	2,532,289	2,508,358

Total assets	5,381,195,651	4,499,088,547

Liabilities
Due to broker for securities purchased	2,992,066	4,640,140

Net assets available for benefits at fair value	5,378,203,585	4,494,448,407

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(5,639,178)	(5,601,549)

Net assets available for benefits	$5,372,564,407	$4,488,846,858

See accompanying notes to financial statements.

Lowe's 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2014
Additions
Investment income:
Net appreciation in fair value of investments	$1,002,127,451
Dividends	45,933,581
Interest	4,647,124
Total investment income	1,052,708,156

Contributions:
Participant contributions	235,034,508
Employer contributions	144,679,026
Total contributions	379,713,534

Total additions	1,432,421,690

Deductions
Benefits paid to participants	548,704,141

Total deductions	548,704,141

Net increase in net assets	883,717,549

Net assets available for benefits
Beginning of year	$4,488,846,858
End of year	$5,372,564,407

See accompanying notes to financial statements.

Lowe's 401(k) Plan
Notes to Financial Statements

Note 1 - Description of the Plan

The following description of the Lowe's 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document and summary plan description for more complete descriptions of the Plan's provisions.

General – The Plan, adopted effective February 1, 1984, is a defined contribution plan covering substantially all employees of Lowe’s Companies, Inc. and subsidiaries (the Plan Sponsor or the Company). An employee of the Plan Sponsor is eligible to participate in the Plan six months after the employee’s original hire date. The Administrative Committee of Lowe’s Companies, Inc. (the Administrative Committee), as appointed by the Board of Directors, controls the management and administration of the Plan. The Plan’s trustee and recordkeeper is Wells Fargo Bank, N.A (Wells Fargo). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is a safe harbor-designed plan.

Contributions – Participants may elect to contribute 1% to 50% of their pre-tax compensation eligible for deferral (deferral compensation) to the Plan each year, subject to the limitations as defined in the Plan document. Such contributions are excluded from the participant’s taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. Eligible employees must make an active election to participate in the Plan. Participants age 50 and older, or who reach age 50 during the Plan year, are eligible to contribute an additional pre-tax dollar amount per year in addition to the deferral contribution.

The Company makes a matching contribution (the Company Match) each payroll period to each participant's account equal to: 100% of the first 3% of deferral compensation each participant elects to have contributed to the Plan; plus 50% of the next 2% of deferral compensation contributed to the Plan; plus 25% of the next 1% of deferral compensation contributed to the Plan.

Participants may also contribute amounts representing eligible rollover distributions from other qualified plans. All contributions are subject to certain Internal Revenue Code (IRC) limitations.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company Match, and an allocation of Plan earnings. Participant accounts are also charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account balance.

Vesting – Each participant shall at all times have a 100% vested interest in the balance of their account.

Investments – Participants may direct the investment of their contributions and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. As of December 31, 2014, the 22 investment options to which participants could direct their contributions included: Lowe’s Companies, Inc. common stock; one stable value fund; 11 target retirement date funds (collective trusts); seven mutual funds consisting of two small-cap funds, one mid-cap fund, two large-cap funds, one intermediate-term bond fund, and one international fund; and two separately managed accounts which are privately managed investment accounts holding investments directly owned by the Plan, designed to mirror the performance of specific mutual funds. Excess cash is held in a non-interest bearing cash account.

The plan’s collective trust investments are designed to offer a diversified portfolio within a single fund that adjusts its underlying asset mix over time, decreasing exposure to equities and increasing exposure to bonds as each fund’s target retirement date approaches. There are currently no redemption restrictions on these investments.

Payment of Benefits – Subsequent to termination of service, a participant with a vested account value of $1,000 or less that has not elected to perform a direct rollover to an eligible retirement plan will automatically receive a lump-sum distribution equal to the participant’s vested account balance. If the vested account value is greater than $1,000, and less than $5,000, a participant may elect to receive a lump-sum distribution equal to the participant’s vested account balance. If the participant does not make such an election, the Plan performs a direct rollover to an individual retirement account designated by the participant or, if the participant has not designated an individual retirement account, to an individual retirement account designated by the Administrative Committee. If the vested account value is greater than $5,000, the participant’s vested account balance remains in the Plan and is not distributed without the participant’s consent until the participant reaches age 62. The Plan allows for in-service withdrawals to participants under age 59½ only in cases of financial hardship. Such withdrawals must total at least $1,000 and be approved by the Plan's recordkeeper or the Administrative Committee. Participants who have attained age 59½ are entitled to a one-time in-service withdrawal of their accumulated balances.

The Plan allows for a one-time in-service withdrawal to participants in the former Lowe’s Companies Employee Stock Ownership Plan (the ESOP) who have attained 20 or more years of service with the Plan Sponsor. The ESOP was merged into the Plan effective September 13, 2002. Eligible participants may withdraw up to 50% of their former ESOP account balance by requesting a distribution through the Retirement Service Center. The distribution may be transferred to either an IRA or paid directly to the participant.

Forfeited Accounts – If a Participant has terminated service and the Administrative Committee is unable after a reasonable period of time, as determined by the Administrative Committee, to locate the Participant or Beneficiary to whom an account is distributable after making reasonable efforts to do so, then the Administrative Committee may declare the account to be a forfeiture. The Plan document permits the use of forfeitures to reduce the Company's matching contributions. The participant's forfeited account shall be restored as if there had been no forfeiture if the Committee is able to locate the participant at any time. Such restoration shall be made out of forfeitures occurring in the Plan year the participant is located. To the extent such forfeitures are not sufficient, the Company will make a special contribution in order to restore the participant’s account. At December 31, 2014 and 2013, forfeited accounts totaled $1,288,268 and $2,524,202, respectively. During 2014, employer contributions were reduced by $2,499,845 from forfeited accounts.

Plan Year – The Plan year is January 1 to December 31.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results may differ from these estimates.

Risks and Uncertainties – The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared using the contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payments of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2014.

Administrative Expenses – Administrative expenses of the Plan are paid by the Plan Sponsor as provided in the plan document.

Management Fees and Operating Expenses – All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions as of December 31, 2014. Excess contributions as of December 31, 2013 were insignificant.

Recent Accounting Pronouncements – In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. Plan management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

Note 3 - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-level hierarchy which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the hierarchy are defined as follows:

•	Level 1 – inputs to the valuation techniques that are quoted prices in active markets for identical assets or liabilities

•	Level 2 – inputs to the valuation techniques that are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly

•	Level 3 – inputs to the valuation techniques that are unobservable for the assets or liabilities

The following tables present the Plan’s participant-directed investments measured at fair value on a recurring basis as of December 31, 2014, and 2013, respectively:

		Fair Value Measurements at Reporting Date Using
	December 31, 2014	Level 1	Level 2	Level 3
Participant-directed investments at fair value:
Common stock	$3,020,943,053	$3,020,943,053	$—	$—
Mutual funds:
Large-cap	271,174,945	271,174,945	—	—
Mid-cap	259,831,806	259,831,806	—	—
Small-cap	126,743,978	126,743,978	—	—
Intermediate bond	44,092,017	44,092,017	—	—
International	126,562,674	126,562,674	—	—
Collective trusts:
Target retirement date	890,198,141	—	890,198,141	—
Separately managed accounts (1):
U.S. equities	345,867,354	345,867,354	—	—
International equities	969,254	969,254	—	—
Money market mutual funds	24,477,371	24,477,371	—	—
Corporate bonds	635,672	635,672	—	—
Galliard Stable Value Fund	266,140,177	—	266,140,177	—
Total participant-directed investments at fair value	$5,377,636,442	$4,221,298,124	$1,156,338,318	$—

(1)	The balances included here represent the fair values of the underlying securities of the Diamond Hill Value Account and the T. Rowe Price Mid-Cap Value Account.

		Fair Value Measurements at Reporting Date Using
	December 31, 2013	Level 1	Level 2	Level 3
Participant-directed investments at fair value:
Common stock	$2,368,008,225	$2,368,008,225	$—	$—
Mutual funds:
Large-cap	234,401,770	234,401,770	—	—
Mid-cap	230,839,028	230,839,028	—	—
Small-cap	129,151,139	129,151,139	—	—
Intermediate bond	41,507,585	41,507,585	—	—
International	129,486,822	129,486,822	—	—
Collective trusts:
Target retirement date	772,247,128	—	772,247,128	—
Separately managed accounts (2):
U.S. equities	303,571,861	303,571,861	—	—
International equities	14,486,694	14,486,694	—	—
Money market mutual funds	12,261,048	12,261,048	—	—
Corporate bonds	987,526	987,526	—	—
Galliard Stable Value Fund	257,301,354	—	257,301,354	—
Total participant-directed investments at fair value	$4,494,250,180	$3,464,701,698	$1,029,548,482	$—

(2)	The balances included here represent the fair values of the underlying securities of the American Century Value Account and the T. Rowe Price Mid-Cap Value Account.

There were no transfers between Levels 1, 2 or 3 during any of the periods presented.

When available, quoted prices in active markets are used to determine fair value. When quoted prices in active markets are available, investments are classified within Level 1 of the fair value hierarchy. When quoted prices are not available, fair values are determined using pricing models, and the inputs to those pricing models are based on observable market inputs.

The Plan’s investments in common stock are valued based upon the closing price reported on the recognized securities exchange on which the individual security is traded. The Plan’s investments in mutual funds are valued at the quoted market prices, which represent the net asset values of shares held by the Plan. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission and are deemed to be actively traded. The Plan’s investments in the separately managed accounts are valued based on the fair value of the underlying investments. The underlying investments consist of marketable securities and were valued based upon the closing price reported on the recognized securities exchange on which the individual security is traded. The Plan’s investments in the target retirement date funds were valued at the net asset value of units of a bank collective trust. Unit values are determined by the organization sponsoring such collective trusts by dividing the collective trusts’ net assets at fair value by its units outstanding at each valuation date. These funds were valued using the quoted prices of the underlying securities, which represent the net asset value of shares held by the Plan. The stable value fund held at December 31, 2014 and 2013, was valued at the net asset value of units of the collective trust. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

Note 4 - Investments

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Lowe's Companies, Inc. common stock (1)	$3,020,943,053	$2,368,008,225
Galliard Stable Value Fund (2)	266,140,177	257,301,354
Mutual fund - T. Rowe Price Mid-Cap Growth Fund (2)	259,831,806	230,839,028

(1)	Represents a party-in-interest to the Plan. The Plan held 43,909,056 shares and 47,790,277 shares at December 31, 2014 and 2013, respectively.

(2)
The balance at December 31, 2013 represents 5% or more of the Plan's net assets available for benefits, whereas the balance at December 31, 2014 represents less than 5% of the Plan's net assets available for benefits but has been included here for comparative purposes.

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,002,127,451 as follows:

December 31, 2014
Common stock	$851,430,071
Mutual funds:
Large-cap	20,506,935
Mid-cap	31,409,013
Small-cap	3,824,300
Intermediate bond	143,064
International	(5,210,126)
Separately managed accounts	42,832,411
Collective trusts:
Target retirement date	57,191,783
Net appreciation in fair value of investments	$1,002,127,451

Note 5 - Fully Benefit-Responsive Investments

The Galliard Stable Value Fund (the Fund) is a separately managed account sponsored by Galliard Capital Management Inc. (Galliard). The beneficial interest of each participant is represented by units, with each unit representing an equal undivided interest in the underlying assets. Unit values are calculated daily and reflect the investment experience of the assets on that day. All contributions, interest, dividend or other income is reinvested in the Fund on a daily basis. Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.

The Fund is an investment option that seeks to provide safety of principal and a stable credited rate of interest, while generating competitive returns over time compared to other comparable investments. The Fund invests in assets, typically investment grade fixed income securities or bond funds, and enters into wrap contracts issued by third parties. As of December 31, 2014, the Fund held five separate wrap contracts with insurance companies. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant net asset value and protect a portfolio in extreme circumstances.

The wrap contracts contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events which include: a substantive modification of the Fund or its administration; the complete or partial termination of the Plan or its merger with another plan; the transfer of assets from the Fund directly into a competing investment option; the redemption of all or a portion of the interest in the Fund due to the removal of a specifically identifiable group of employees from coverage under the participating plan, the closing or sale of a subsidiary, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor's establishment of another tax qualified defined contribution plan. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

In the event the wrap contracts fail to perform as intended, the Fund’s net asset value may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations, which may be affected by future economic and regulatory developments. The Fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets.

The wrap contracts are contractually obligated to pay the principal and a guaranteed interest rate for a specified period. Such interest rates are reviewed on a quarterly basis for resetting. The crediting interest rate is based on a formula agreed upon with the wrap contract providers, but may not be less than 0%. The crediting rate of the contract will track current market yields on a trailing basis. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract. The average yields earned by the Fund are as follows:

	December 31, 2014	December 31, 2013
Based on actual earnings (1)	1.37%	1.39%
Based on interest rate credited to participants (2)	1.94%	2.08%

(1)	Calculated by dividing the annualized earnings of all investments in the Fund by the period end fair value.

(2)	Calculated by dividing the annualized earnings credited to participants in the Fund (the crediting rate) by the period end fair value.

Both the Plan and the wrap providers have the right to cancel the wrap contracts under certain circumstances. The wrap contracts contain termination provisions, allowing the Fund or the wrap providers to terminate with notice, at any time at fair value, and provide for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The wrap providers are obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. In addition, if the Fund defaults on its obligations under these wrap agreements, and such default is not corrected within the time permitted by these contracts, then the contracts may be terminated by the wrap provider and the Fund will receive the fair value as of the date of termination.

Note 6 - Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

Note 7 - Exempt Party-In-Interest Transactions

Certain investments of the Plan include shares of common stock of Lowe’s Companies, Inc., the Plan Sponsor, shares of common stock of Wells Fargo, the Plan’s trustee and recordkeeper, and funds managed by Wells Fargo. Transactions in these investments qualify as exempt party-in-interest transactions. Fees paid for investment management services were included as a reduction of the return earned on each investment.

At December 31, 2014, and 2013, the Plan held 43,909,056 shares and 47,790,277 shares, respectively, of common stock of Lowe’s Companies, Inc., with a cost basis of $962,203,238 and $918,759,319, respectively. For the year ended December 31, 2014, the Plan recorded dividend income of $37,787,063 from these shares.

Note 8 - Tax Status

The IRS has determined and informed the Company by a letter dated August 7, 2014 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, Plan management believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2011.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan's Form 5500 as of December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Net assets available for benefits per the financial statements	$5,372,564,407	$4,488,846,858
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	4,323,637	—
Total net assets per the Plan's Form 5500	$5,376,888,044	$4,488,846,858

The following is a reconciliation of the net increase in assets available for benefits per the financial statements to the Plan's Form 5500 as of December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Net increase in net assets available for benefits per the financial statements	$883,717,549	$969,300,433
Net change in adjustment from contract value to fair value for fully benefit-responsive stable value fund	4,323,637	—
Net income per the Plan's Form 5500	$888,041,186	$969,300,433

The fair value adjustment represented the differences between contract values of certain fully benefit-responsive contracts within the Galliard Stable Value Fund as included in the statements of changes in net assets available for benefits for the year ended December 31, 2014, and the respective fair values of these contracts as reported in the Plan's Form 5500. All fully benefit-responsive contracts were reported at fair value per the Plan's Form 5500 as of December 31, 2014, with the exception of one underlying investment of the Galliard Stable Value Fund, which is held in the general account of Metropolitan Life Insurance Company and, therefore, is stated at contract value for Form 5500 reporting purposes.

Note 10 - Delinquent Participant Contributions

During the 2013 Plan year, salary deferral contributions in the amount of $1,230 for 35 participants were not deposited into the Plan within the time frame prescribed by the DOL. The failure to timely deposit these salary deferral contributions into the Plan is prohibited according to ERISA. In 2014, the Company reimbursed the Plan for the delayed deferral contributions in the amount of $1,230 plus lost interest related to the usage of funds.

During the 2014 Plan year, salary deferral contributions in the amount of $9 for one participant were not deposited into the Plan within the time frame prescribed by the DOL. The failure to timely deposit these salary deferral contributions into the Plan is prohibited according to ERISA. In 2015, the Company reimbursed the Plan for the delayed deferral contributions in the amount of $9 plus lost interest related to the usage of funds.

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

EMPLOYER-RELATED INVESTMENTS:
*Lowe's Companies, Inc.	Common Stock	**	$3,020,943,053

Total employer-related investments			3,020,943,053

COLLECTIVE TRUSTS:
Vanguard Fiduciary Target Retirement Institutional	Collective Trust	**	27,825,239
Vanguard Fiduciary Target Retirement 2010	Collective Trust	**	23,415,397
Vanguard Fiduciary Target Retirement 2015	Collective Trust	**	59,384,729
Vanguard Fiduciary Target Retirement 2020	Collective Trust	**	113,980,352
Vanguard Fiduciary Target Retirement 2025	Collective Trust	**	125,912,084
Vanguard Fiduciary Target Retirement 2030	Collective Trust	**	109,016,048
Vanguard Fiduciary Target Retirement 2035	Collective Trust	**	101,342,947
Vanguard Fiduciary Target Retirement 2040	Collective Trust	**	86,695,946
Vanguard Fiduciary Target Retirement 2045	Collective Trust	**	93,673,849
Vanguard Fiduciary Target Retirement 2050	Collective Trust	**	126,021,457
Vanguard Fiduciary Target Retirement 2055	Collective Trust	**	22,930,093

Total collective trusts			890,198,141

REGISTERED INVESTMENT COMPANIES:
American Funds Europacific Growth Fund	Mutual Fund	**	126,562,674
Eagle Small Cap Growth Fund	Mutual Fund	**	81,084,615
American Funds New Economy R6 Fund	Mutual Fund	**	100,875,097
PIMCO Total Return Fund	Mutual Fund	**	44,092,017
T Rowe Price Institutional Mid Cap Equity Growth Fund	Mutual Fund	**	259,831,806
T Rowe Price Small Cap Value Fund	Mutual Fund	**	45,659,363
Vanguard Institutional Index Fund	Mutual Fund	**	170,299,848

Total registered investment companies			828,405,420

SEPARATELY MANAGED ACCOUNTS:
Galliard Stable Value Fund:
*Wells Fargo Fixed Income Fund E	Collective Trust	**	20,072,140
*Wells Fargo Fixed Income Fund F	Collective Trust	**	85,411,449
*Wells Fargo Fixed Income Fund M	Collective Trust	**	26,876,505
*Wells Fargo Fixed Income Fund N	Collective Trust	**	26,835,497
*Wells Fargo Fixed Income Fund Q	Collective Trust	**	25,241,600
*Wells Fargo Short Term Investment Fund S	Collective Trust	**	30,211,862
Metropolitan Life Insurance Company	Insurance Company General Account	**	50,162,106
Metropolitan Life Insurance Company	Wrapper Contract	**	13,477
Total Galliard Stable Value Fund			264,824,636

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

Diamond Hill Value Account:
Abbott Laboratories	Common Stock	**	5,895,144
American International Group, Inc.	Common Stock	**	6,031,717
Apple Inc.	Common Stock	**	3,409,086
Baxter International Inc.	Common Stock	**	2,410,142
Boston Scientific Corporation	Common Stock	**	4,058,475
Capital One Financial Corporation	Common Stock	**	3,939,286
Cimarex Energy Co.	Common Stock	**	3,836,140
Cisco Systems, Inc.	Common Stock	**	3,674,083
Citigroup Inc.	Common Stock	**	5,755,140
Comcast Corporation	Common Stock	**	3,979,486
Devon Energy Corporation	Common Stock	**	5,869,733
The Walt Disney Company	Common Stock	**	3,992,243
Dover Corporation	Common Stock	**	3,416,024
EOG Resources, Inc.	Common Stock	**	4,912,395
Eastman Chemical Co.	Common Stock	**	1,763,366
Express Scripts Holding Company	Common Stock	**	3,852,485
Franklin Resources, Inc.	Common Stock	**	2,891,421
Gannett Co., Inc.	Common Stock	**	2,558,232
The Goodyear Tire & Rubber Company	Common Stock	**	2,909,855
Illinois Tool Works Inc.	Common Stock	**	3,594,339
International Business Machines Corporation	Common Stock	**	3,144,624
JPMorgan Chase & Co.	Common Stock	**	5,776,134
Juniper Networks, Inc.	Common Stock	**	2,462,900
Kimberly-Clark Corporation	Common Stock	**	4,287,689
Linear Technology Corporation	Common Stock	**	1,995,000
Marsh & McLennan Companies, Inc.	Common Stock	**	4,135,590
McDonald's Corp.	Common Stock	**	1,477,181
Medtronic plc	Common Stock	**	5,939,894
MetLife, Inc.	Common Stock	**	2,441,623
Microsoft Corporation	Common Stock	**	4,605,982
Morgan Stanley	Common Stock	**	6,325,758
Occidental Petroleum Corporation	Common Stock	**	3,171,197
The PNC Financial Services Group, Inc.	Common Stock	**	4,496,271
Parker-Hannifin Corporation	Common Stock	**	4,286,298
Pfizer Inc.	Common Stock	**	5,897,785
Philip Morris International, Inc.	Common Stock	**	2,632,871
Praxair Inc.	Common Stock	**	1,935,626
The Procter & Gamble Company	Common Stock	**	6,456,459
Progressive Corp.	Common Stock	**	3,902,349
Prudential Financial, Inc.	Common Stock	**	4,942,734
Stryker Corporation	Common Stock	**	2,406,830

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

Sysco Corporation	Common Stock	**	2,913,246
The TJX Companies, Inc.	Common Stock	**	4,179,608
3M Company	Common Stock	**	1,330,992
Twenty-First Century Fox, Inc.	Common Stock	**	3,091,382
United Technologies Corporation	Common Stock	**	6,797,650
V.F. Corporation	Common Stock	**	4,209,380
Vantiv, Inc.	Common Stock	**	2,446,310
*Wells Fargo & Company	Common Stock	**	1,978,454
Whirlpool Corp.	Common Stock	**	3,752,744
*Wells Fargo Advantage 100% Treasury Money Market Fund	Money Market Fund	**	4,868,343
Total Diamond Hill Value Account			197,037,696

T. Rowe Price Mid-Cap Value Account:
AVX Corporation	Common Stock	**	642,600
Abercrombie & Fitch Co.	Common Stock	**	346,544
ADTRAN, Inc.	Common Stock	**	861,100
Ally Financial Inc.	Common Stock	**	1,934,478
American Electric Power Co., Inc.	Common Stock	**	1,505,856
American Eagle Outfitters, Inc.	Common Stock	**	337,284
Applied Materials, Inc.	Common Stock	**	2,708,804
Archer-Daniels-Midland Company	Common Stock	**	1,206,400
Avalonbay Communities, Inc.	Common Stock	**	637,221
Avon Products, Inc.	Common Stock	**	670,446
Broadcom Corp.	Common Stock	**	1,078,917
C.H. Robinson Worldwide, Inc.	Common Stock	**	2,988,111
CIT Group Inc.	Common Stock	**	2,520,641
CNA Financial Corporation	Common Stock	**	1,900,661
Cablevision Systems Corporation	Common Stock	**	2,470,608
California Resources Corporation	Common Stock	**	380,741
Calpine Corp.	Common Stock	**	829,875
Cameco Corporation	Common Stock	**	1,537,617
Capitol Federal Financial, Inc.	Common Stock	**	1,191,096
CarMax Inc.	Common Stock	**	705,748
Cintas Corporation	Common Stock	**	2,368,888
The Clorox Company	Common Stock	**	708,628
Coach, Inc.	Common Stock	**	1,258,260
Commerce Bancshares, Inc.	Common Stock	**	686,751
Compania de Minas Buenaventura S.A.A.	Common Stock	**	539,184
CONSOL Energy, Inc.	Common Stock	**	1,092,063
Dean Foods Company	Common Stock	**	424,422
DreamWorks Animation SKG, Inc. Class A	Common Stock	**	401,940
Duke Energy Corporation	Common Stock	**	420,457

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

E*Trade Financial Corporation	Common Stock	**	3,630,974
Expeditors International of Washington Inc.	Common Stock	**	1,405,215
Exterran Holdings, Inc.	Common Stock	**	1,081,656
Factset Research Systems Inc.	Common Stock	**	182,975
Fidelity National Financial, Inc.	Common Stock	**	1,889,031
Fidelity National Financial Ventures	Common Stock	**	195,207
First American Financial Corporation	Common Stock	**	2,715,390
First Horizon National Corporation	Common Stock	**	2,349,340
First Niagra Financial Group Inc.	Common Stock	**	1,508,127
FirstEnergy Corp.	Common Stock	**	4,359,472
Flowers Foods, Inc.	Common Stock	**	531,563
Franco-Nevada Corporation	Common Stock	**	585,361
The Gap, Inc.	Common Stock	**	450,577
Graham Holdings Company	Common Stock	**	604,597
Haemonetics Corporation	Common Stock	**	557,558
Harsco Corporation	Common Stock	**	933,166
Hasbro Inc.	Common Stock	**	296,946
HEALTHSOUTH Corp.	Common Stock	**	1,107,648
Hess Corporation	Common Stock	**	930,132
Hologic Inc.	Common Stock	**	2,607,150
Hospira Inc.	Common Stock	**	3,944,500
Houghton Mifflin Harcourt Company	Common Stock	**	470,117
Humana Inc.	Common Stock	**	1,105,951
KBR, Inc.	Common Stock	**	1,523,805
KLX Inc.	Common Stock	**	231,000
Kellogg Company	Common Stock	**	889,984
Kemper Corporation	Common Stock	**	1,426,345
Kohl's Corp.	Common Stock	**	2,630,824
The Kroger Co.	Common Stock	**	1,996,931
Legg Mason Inc.	Common Stock	**	917,964
Loews Corporation	Common Stock	**	798,380
Lonmin Plc	Common Stock	**	535,044
Louisiana-Pacific Corp.	Common Stock	**	1,059,840
ManpowerGroup Inc.	Common Stock	**	1,441,796
Marsh & McLennan Companies, Inc.	Common Stock	**	3,331,368
Mattel, Inc.	Common Stock	**	1,875,267
McCormick & Company, Incorporated	Common Stock	**	973,330
MeadWestvaco Corporation	Common Stock	**	1,660,186
Murphy Oil Corporation	Common Stock	**	1,348,884
NRG Energy, Inc.	Common Stock	**	2,231,460
Newmont Mining Corporation	Common Stock	**	1,583,820
News Corporation	Common Stock	**	1,863,972
Northern Trust Corporation	Common Stock	**	3,855,280

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

PHH Corporation	Common Stock	**	1,571,776
PPL Corporation	Common Stock	**	225,246
Packaging Corporation Of America	Common Stock	**	1,717,100
Progressive Corp.	Common Stock	**	1,279,326
Quest Diagnostics Incorporated	Common Stock	**	2,052,036
Rayonier Inc.	Common Stock	**	2,039,620
The St. Joe Company	Common Stock	**	869,847
Scholastic Corporation	Common Stock	**	895,932
The Scotts Miracle-Gro Company	Common Stock	**	1,688,872
Seacor Holdings Inc.	Common Stock	**	465,003
Select Medical Holdings Corporation	Common Stock	**	1,687,680
Southwest Airlines Co.	Common Stock	**	1,151,104
Strayer Education Inc.	Common Stock	**	1,433,604
SunTrust Banks, Inc.	Common Stock	**	871,520
Sysco Corporation	Common Stock	**	3,210,921
Talisman Energy Inc.	Common Stock	**	2,625,399
Telephone & Data Systems Inc.	Common Stock	**	1,307,193
Tenet Healthcare Corporation	Common Stock	**	1,071,671
Textron Inc.	Common Stock	**	4,813,173
Thoratec Corp.	Common Stock	**	376,536
Tootsie Roll Industries Inc.	Common Stock	**	324,124
Tribune Media Company	Common Stock	**	699,309
Visteon Corporation	Common Stock	**	459,498
Vulcan Materials Company	Common Stock	**	2,543,751
Washington Real Estate Investment Trust	Common Stock	**	921,078
Weingarten Realty Investors	Common Stock	**	506,340
Westamerica Bancorp.	Common Stock	**	960,792
Weyerhaeuser Co.	Common Stock	**	1,826,801
WPX Energy, Inc.	Common Stock	**	2,302,740
Xylem Inc.	Common Stock	**	921,294
Zoetis Inc.	Common Stock	**	2,190,227
Grouple Bruxelles Lambert S.A.	Common Stock	**	197,852
Bunge Limited	Common Stock	**	3,545,490
Enstar Group Limited	Common Stock	**	259,913
Ingersoll-Rand Public Limited Company	Common Stock	**	253,560
Marvell Technology Group Ltd.	Common Stock	**	939,600
OneBeacon Insurance Group, Ltd.	Common Stock	**	278,640
White Mountains Insurance Group, Ltd.	Common Stock	**	2,331,407
Willis Group Holdings Public Limited Company	Common Stock	**	569,087
ASML Holding N.V.	Common Stock	**	537,317
Sankyo Co. Ltd.	Common Stock	**	323,025
Franco-Nevada Corporation (CAD)	Common Stock	**	448,377

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*Wells Fargo Advantage Treasury Plus Money Market Fund	Money Market Fund	**	19,609,028
UTi Worldwide Inc.	4.5%, $573,000 par, due 3/1/19	**	635,672
Total T. Rowe Price Mid-Cap Value Account			174,911,955

Total separately managed accounts			636,774,287

Total investments***			$5,376,320,901
*    Permitted party-in-interest
**    Cost information is not required for participant-directed investments and, therefore, is not included.

***
All investments were stated at fair value as of December 31, 2014 with the exception of one underlying investment of the Galliard Stable Value Fund, which is held in the general account of Metropolitan Life Insurance Company and, therefore, is stated at contract value.

EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4a –
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2014

		Total that Constitute Nonexempt Prohibited Transactions
	Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
☐	Check here if late participant loan contributions are included	$—	$1,239	$—	$—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LOWE'S 401(k) PLAN

June 26, 2015	By: /s/ Matthew V. Hollifield
Date	Matthew V. Hollifield Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm